UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

RCS Capital Corporation
Full Name of Registrant

N/A
Former Name if Applicable

405 Park Avenue, 14th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In connection with RCS Capital Corporation’s (the “Company”) previously disclosed initiatives to explore options to strengthen the core retail advice business of the Company, divest its wholesale distribution division and rationalize the Company’s capital structure, the Company successfully concluded a series of negotiations between November 6, 2015 and November 8, 2015 to (i) enter into an amended agreement to sell the Company’s wholesale distribution business, which had initially been agreed to on August 6, 2015, (ii) enter into two note purchase agreements for the issuance of an aggregate of $27 million of senior unsecured promissory notes, (iii) amend our senior secured credit facilities, (iv) obtain for the independent members of the Company’s board of directors a limited grant of proxy to vote the Company’s single outstanding share of Class B common stock, and (v) sell the Company’s liquid alternatives investment management platform.

Accordingly, the Company was unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2015 (the “Form 10-Q”) by November 9, 2015 without unreasonable effort and expense because of delays associated with (A) concluding the negotiations and documenting the above-noted matters and (B) ascertaining the impact of the announced transactions on the Company’s presentation of financial results and related disclosures, including, but not limited to, (i) the impact of amending the August 6, 2015 agreement to sell the Company’s wholesale distribution business and (ii) the impact on the Company’s liquidity position.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brian D. Jones	(212)	415-6500
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its consolidated statement of operations for the three months ending September 30, 2015 will reflect a net loss attributable to RCS Capital Corporation of $306.8 million compared to a loss of $37.0 million for the comparable quarter in the prior year and a net loss of $399.7 million for the nine months ended September 30, 2015 compared to a net loss of $183.6 million for the comparable period last year. Included in these operating results for each period are results from discontinued operations. Results from discontinued operations for the three months ending September 30, 2015 reflect a net loss of $24.6 million compared to break-even for the comparable quarter in the prior year and a net loss of $32.6 million for the nine months ended September 30, 2015 compared to net income of $1.5 million for the comparable period last year. The principal element contributing to the increased losses was a determination by the Company that, as a result of a significant and sustained decline in the Company’s market capitalization and the Company’s additional reductions in the expectations of future growth and profitability for certain reporting units, the Company determined that it was appropriate to test its goodwill and intangible assets for impairment as of September 30, 2015 for each of its reporting units. That examination led the Company to conclude that goodwill and intangible assets had been impaired in aggregate by approximately $331.7 million for the three months ended September 30, 2015 as compared to the value at which they were carried at June 30, 2015, and to record the impairment charge. In aggregate an impairment charge of $488.5 million was recorded for the nine months ended September 30, 2015 as compared to the carrying value of goodwill and intangible assets at December 31, 2014.

While the impairment charge is the most significant item affecting operating results, a full discussion and associated disclosures will be contained in the Form 10-Q when filed.  The foregoing figures are based on the use of going concern accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Based on the Company’s current liquidity position, the Company’s Form 10-Q will disclose the potential necessity of successfully executing its plans, the risks associated with that successful execution and the potential that the failure to successfully execute such plans will affect the Company’s ability to continue as a going concern.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including statements regarding the Company's anticipated financial results and condition and its ability to complete the filing of its Quarterly Report on Form 10-Q within the extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause the results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the Company's ability to complete its consolidated financial statements for the three months ended September 30, 2015, the risk that there may be other material adjustments to the financial statements not anticipated at this time and other risks detailed in the Company's filings with the Securities and Exchange Commission, including those disclosed in its Annual Report on Form 10-K/A as of and for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

RCS Capital Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 2015	By:	/s/ Edward M. Weil, Jr.
Name: Edward M. Weil
Title: Chief Executive Officer